UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


Check One: [X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR

For the period ended:  Fiscal Year Ended October 28, 2000
                       ----------------------------------

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the transition period ended:   N/A
                                 -------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A
                                               -------

______________________________________________________________________________

PART I  -  REGISTRANT INFORMATION


                              B.B. WALKER COMPANY
                            -----------------------
                            Full Name of Registrant

                             414 EAST DIXIE DRIVE
                     -------------------------------------
                     Address of Principal Executive Office

                               ASHEBORO, NC 27203
                            ------------------------
                            City, State and Zip Code

B.B. Walker Company
Form 12b-25

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):


     | (a) The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof,
 [X] |     will be filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q, or portion thereof, will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At October 28, 2000, the Registrant was not in compliance with four of the seven restrictive covenants under its revolving finance agreement with its primary lender, which expires March 31, 2001. These failures to comply with restrictive covenants relate to Registrant's recent financial performance. The Registrant came back into compliance with the restrictive covenants in early November, 2000 and remains in compliance. On January 17, 2001, Registrant signed a commitment letter with a lender that, if consummated, will refinance the present debt with the existing primary lender and provide a material improvement to the Registrant's short-term liquidity. Registrant's management is working diligently to put the proposed credit facility in place. Significant management time and energy have been diverted to closing the credit facility, which has resulted in a delay by Registrant in completing its Form 10-K and Annual Report. Preparation of the Form 10-K and Annual Report, as well as completion of the loan transaction, are complicated by the resignation of the Chief Financial Officer of Registrant on December 10, 2000, although that resignation will not be fully effective until January 31, 2001. Registrant expects to be able to complete and file its Form 10-K as soon as possible, but no later than February 12, 2001.

B.B. Walker Company
Form 12b-25

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                               Chairman of the Board,
                               Chief Executive Officer,
   Kent T. Anderson               and President               (336) 625-1380
   ----------------            ------------------------      ----------------
        Name                          Title                  Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months (or for such shorter period that
    the registrant was required to file such reports) been
    filed?  If answer is no, identify report(s):  N/A           [X] Yes  [] No
                                                 -----


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last
    fiscal year will be reflected by the earnings statements
    to be included in the subject report or portion thereof?    [X] Yes  [] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of $1,771,000, or $1.01 per share, for the fiscal year ended October 28, 2000 compared to a net loss of $592,000, or $.34 per share, for the fiscal year ended October 30, 1999. Net sales for 2000 decreased approximately $3,740,000 (or 14.4%) from 1999 due to increasing import penetration into the U.S. footwear market. In addition, a subsequent event occurred on November 8, 2000 when the Company sold its headquarters and some surrounding property in Asheboro, North Carolina. This resulted in a net profit from the sale before taxes of $2,049,000 and cash flow to the Company of approximately $2,450,000. This information will be reflected in a pro forma balance sheet included in the Annual Report.


                              B.B. WALKER COMPANY
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JANUARY 26, 2001         By  CAREY M. DURHAM
      ----------------             ----------------------------------------
                                   Carey M. Durham
                                   Vice President & Chief Financial Officer